Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: March 10, 2021

3782695-546100003977640-23431500 4683125-234950005082540-234315005283835-234315005709285-23495000 Duke Technology Powers First Pure Play Quantum Computing Company to Wall Street MARCH 9 , 2021 | BY KEN KINGERY 368300417258500With a market capitalization valued around $2 billion, IonQ will become the first publicly traded company focused solely on quantum computing Jungsang Kim (left) and Chris Monroe (right) are cofounders of the quantum computing company IonQ, which will be the first pure-play quantum computing company to be

Born from a 15-year-long collaboration between Duke University faculty members in engineering and physics, IonQ will become the first publicly traded company focused solely on quantum computing.

The company on March 8 announced it had entered into a merger agreement with dMY Technology Group, Inc. III (NYSE: DMYI.U), a publicly traded special purpose acquisition company (“dMY III”). Upon closing of the transaction, IonQ shares will trade on the NYSE under the symbol “IONQ.” Pro forma implied market capitalization of the combined company is approximately $2 billion.

The company, founded on a promising approach to quantum computing that uses trapped ions to store and manipulate data, has a licensing agreement to translate Duke innovations into IonQ technology. Its founders believe this translation will only accelerate with the newly established Duke Quantum Center—a 20,000-square-foot space in downtown Durham, North Carolina that will offer programmable, reconfigurable quantum computing capability to engineers, physicists, chemists, mathematicians or anyone who comes forward with a complex optimization problem they’d like to try on a powerful quantum computing system.

“I am excited about this critical milestone on the path to commercializing quantum computing technology that started out at Duke,” said Jungsang Kim, professor of electrical and computer engineering and physics at Duke University and a co-founder of IonQ. “It is a great opportunity for Duke to stay at the forefront of quantum computing technology.”

“Jungsang and I have been working together for 15 years to build and use quantum computers based on engineering the best quantum components. IonQ’s announcement is a critical milestone in this path. Now that we are both at Duke, we expect things to go into high gear with the new Duke Quantum Center.”—CHRIS MONROE

In the classical computers that people use every day, information is stored as bits in transistors as either a “1” or a “0” and must be manipulated sequentially. In quantum computers, information is stored in components called “qubits” that, thanks to quantum mechanics, can be both a 1 and a 0 at the same time while having a statistical preference for one or the other. With multiple qubits, the number of possible values grows enormously, allowing a quantum computer to process huge amounts of information in ways that are impossible using a classical computer.

“Jungsang and I have been working together for 15 years to build and use quantum computers based on engineering the best quantum components,” added Chris Monroe, professor of electrical and computer engineering and physics and the other co-founder of IonQ, who recently joined Duke from the University of Maryland – College Park. “IonQ’s announcement is a critical milestone in this path. Now that we are both at Duke, we expect things to go into high gear with the new Duke Quantum Center.”

For straightforward tasks such as the trajectory of a cannonball, a quantum computer is not likely to ever be able to compete with a classical computer. But for fields such as cryptography, modeling chemical reactions and predicting the future of climate change, a quantum computer isn’t just a better option, it’s a necessity.

Industry giants including Microsoft, IBM and Google are also pursuing quantum computing technologies, but through different means. Their technologies use superconducting solid-state circuits that are controlled electronically. IonQ uses trapped ions—atoms stripped of a single electron, giving it a positive electric charge so that they can be suspended in a vacuum and manipulated with lasers.

Their approach has thus far produced the first and only quantum computer available via the cloud on both Amazon Braket and Microsoft Azure, leading IonQ to define what it believes to be the best path forward to scaling quantum computing power. By 2023, IonQ plans to develop modular quantum computers small enough to be networked together, which could pave the way for systems that can outperform conventional computers on a broad range of topics by 2025. IonQ believes the twenty-first century will be defined by quantum computing and that this technology will have an even greater impact than classical computing had over the last 100 years.

“This transaction advances IonQ’s mission, to solve critical problems that impact nearly every aspect of society,” said Peter Chapman, CEO & President of IonQ. “We look forward to leveraging the power of quantum computing in the fight against climate change and to solve vexing problems from materials design to logistics that impact the transportation industry.”

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.